Filed Pursuant to Rule 253(g)(2)

File No. 024-10659

Rise Companies Corp.

SUPPLEMENT NO. 1 DATED OCTOBER 3, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the “Company,” “we,” “our” or “us”), dated August 22, 2018 and filed by us with the Securities and Exchange Commission (the “SEC”) as part of our post-qualification amendment that was qualified by the SEC on August 22, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Appendix: Information Contained in Semi-Annual Report on Form 1-SA for the Semiannual Period Ended June 30, 2018

Appendix

ITEM 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2018. The financial statements as of June 30, 2018 and for the six months ended June 30, 2018 and June 30, 2017 and certain related disclosures are unaudited and have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results, although in the opinion of management, all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Rise Companies Corp. (“Rise”, “Rise Companies”, “we”, “our”, the “Company”, and “us”) is an online investment technology company, that owns and operates a leading web-based, direct investment and origination platform, located at www.fundrise.com (the “Fundrise Platform”). We believe technology-powered investment is a more efficient mechanism than the conventional financial system to invest in real estate and other assets. Enabled by our proprietary technology, we aggregate thousands of individuals from across the country to create the scale of an institutional investor without the high fees and overhead typical of the old-fashioned investment business. Individuals can invest through the Fundrise Platform at ultra-low costs for what we believe is a more transparent, web-based experience. Investors use the Fundrise Platform to potentially earn attractive risk-adjusted returns from asset classes that have generally been closed to many investors and only available to high net worth investors and institutions.

We believe that, as our business scales, while our growth may increase in absolute terms, our individual performance metrics on a standalone basis may not reflect our total performance. Accordingly, it may be insufficient to rely solely on any single performance metric as a measurement of our success.

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust, which historically acquired loans from Fundrise Lending, LLC and held them for the sole benefit of certain investors that had purchased Project-Dependent Notes (“Notes,” “Note,” and “the Notes”) issued by the Trust and that related to specific underlying loans for the benefit of the investor.

•	National Commercial Real Estate Trustee, a wholly-owned subsidiary of Rise, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC, Fundrise For-Sale Housing eFUND – Washington DC, LLC, and Fundrise National For-Sale Housing eFUND, LLC are the real estate investment fund programs (the “eFunds”) sponsored by the Company. The eREITs and eFunds are hereafter referred to as “Sponsored Programs.”

•	Fundrise LP, a limited partnership (“Fundrise LP”), is an affiliate of Rise and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise owns 1.96% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise, L.P.

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise, acts as an originator for real estate assets for our Programs.

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•	Popularise, LLC, a wholly-owned subsidiary of Rise, owns and operates the Popularise website, which allows developers to seek input from the public on potential future tenants.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise, acts as a servicer for our Sponsored Programs.

 Since inception through June 30, 2018, we have originated approximately $495.6 million in both equity and debt investments deployed across more than approximately $2.3 billion of real estate property, while collecting and processing more than 758,000 investor dividends, distributions, investments and principal repayments since we sponsored our first online investment in 2012. As our business has grown and changed, from offering a platform to facilitate the sponsor of investment, to an active sponsor of specific real estate projects, to the creation and offering of the eREITTM programs, and now the eFundTM programs, our real estate debt and equity originations over the same period have changed as well. Our originations have increased over the period starting January 1, 2014 and ending June 30, 2018 from approximately $0.9 million to $495.6 million, an impressive 807% compounded annual growth rate.

As of June 30, 2018, none of our sponsored Programs (as described above) have suffered any loss of principal or projected interest; however, there can be no assurance that such performance will continue in the future.

 Through the Fundrise Platform, we reduce upfront fees and costs by up to 90% when compared to public non-traded REITs, by eliminating high-fee broker-dealers and investment bankers, while removing the double promote (where sponsors receive returns in more than one place in the distribution waterfall) common with real estate private equity.  Our direct online investment model allows us, through our sponsored Programs, to more efficiently raise capital than through conventional institutional capital.

Other than our co-investments as the sponsor in the various eREITTM programs and eFundTM programs we typically do not assume the long-term credit risk of the investments facilitated through the Fundrise Platform. However, from time to time, we or our affiliates, may bridge or warehouse investments for the eREITTM programs, eFundTM programs or other sponsored Programs. See “Management’s Discussion and Analysis Of Financial Condition And Results Of Operations – Liquidity and Capital Resources – Fundrise, L.P. – Sidecar Investment Fund.” As a result, a portion of our revenue comes from (i) interest earned from real estate assets we hold in this warehousing capacity and (ii) distributions from investments we make in our Programs.

Our historical measured growth rates in facilitating investments through the Fundrise Platform reflect a deliberate strategy that allowed us to build and develop the various enterprise functions to support our scale, including operations, risk controls, customer support, compliance and technology. Demand from real estate operators and investors will continue to inform our business and investment product decisions, but we have so far refused to compromise the long-term quality of our underwriting to pursue excessive near-term growth rates that we believe would result in investment performance below our standards.

We have achieved the following significant milestones since our founding:

•	In February 2011, we filed a provisional patent application for Systems and Methods for Online Securitization of Illiquid Assets - i.e., real estate crowdfunding. This patent is currently pending.

•	In June 2012, we invented online real estate investing (what some refer to as “real estate crowdfunding”), when our founders sponsored the first ever online real estate offering under Regulation A (available to all residents of the District of Columbia and the Commonwealth of Virginia) for a property at 1351 H Street NE, in Washington, DC.

•	In April 2013, we continued to lead the evolution of online real estate investing, when our founders sponsored the second ever online real estate offering under Regulation A (available to all residents of the District of Columbia and the Commonwealth of Virginia) for a property located at 906 H Street NE, in Washington, DC.

•	In March 2014, we continued to lead the evolution of online real estate investing, when our founders sponsored the third ever online real estate offering under Regulation A (available to all residents of the District of Columbia, the Commonwealth of Virginia and the State of Maryland) for a property located at 1539 7th Street NW, in Washington, DC.

•	In April 2014, Renren Inc. led our approximately $24.7 million Series A Preferred Stock financing round.

•	In June 2014, we introduced Project Dependent Notes that allowed investors to deploy capital targeting returns tied to select specific real estate assets through a standardized and simplified online investment process.

•	In November 2014, we introduced the first generation of the Fundrise Rating, which analyzed 25 key data variables relevant to real estate asset creditworthiness.

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•	In February 2015, we sponsored an offering of limited liability company interests in Fundrise 3 World Trade Center, LLC, which owned approximately $2 million worth of Revenue Bonds, Series 2014 (backed by the 3 World Trade Center Project), Class 1, which had been issued by the New York Liberty Development Corporation.

•	In November 2015, we sponsored the first ever online real estate investment trust available to anyone in the U.S. (an eREITTM), called Fundrise Real Estate Investment Trust, LLC (the Income eREITTM).

•	For the fiscal year ended December 31, 2015, we had earned a cumulative 13% gross annual return for the entirety of the Project Dependent Notes program, which totaled 43 separate underlying real estate assets.

•	In January 2016, we surpassed $100 million in cumulative originations of debt and equity investments across our Sponsored Programs.

•	In February 2016, we sponsored the second ever eREITTM, called Fundrise Equity REIT, LLC (the Growth eREITTM).

•	In September 2016, we suspended, indefinitely, our Project Dependent Notes program.

•	In September 2016, we sponsored three additional eREITTM programs, which vary based on geographic focus— Fundrise West Coast Opportunistic REIT, LLC (the West Coast eREITTM), Fundrise Midland Opportunistic REIT, LLC (the Heartland eREITTM), and Fundrise East Coast Opportunistic REIT, LLC (the East Coast eREITTM), each of which is available to anyone in the U.S., allowing investors to make their investment decisions through a custom product application.

•	In October 2016, we surpassed $100 million in assets under management under the Sponsored Programs.

•	In November 2016, we surpassed $1 billion in total real estate property capitalized.
•	In December 2016, we surpassed $200 million in cumulative originations of debt and equity investments across our Programs.

•	In December 2016, to our knowledge, the Income eREITTM became the first ever issuer to raise $50 million, the maximum amount allowed, pursuant to Regulation A.

•	In December 2016, to our knowledge, the Growth eREITTM became the second ever issuer to raise $50 million pursuant to Regulation A.

•	In February 2017, we initiated an offering of our Class B common shares to investors through the Fundrise Platform, pursuant to Regulation A. By February 28, 2017, we had raised over $14 million in total gross proceeds and sold approximately 2.9 million shares of Class B common stock.

•	In May 2017, we sponsored what we believe were the first and second ever online real estate investment funds available to anyone in the U.S. (eFundTM programs), called Fundrise For-Sale Housing eFund - Los Angeles CA, LLC (the LA eFundTM) and Fundrise For-Sale Housing eFund – Washington DC, LLC (the DC eFundTM ).

•	In June 2017, Fundrise Advisors, LLC launched a goal-based investing feature which allows investors to allocate their investment according to a number of different investment objectives.

•	In September 2017, we surpassed $200 million in assets under management under the Sponsored Programs.

•	In September 2017, we partnered with Millennium Trust Company to allow investors to invest IRA funds in our diversified commercial real estate investments through the eREITTM programs.

•	In October 2017, we surpassed approximately $1.5 billion in total real estate property capitalized.
•	In November 2017, Fundrise Advisors, LLC launched an "auto-invest" feature, which allows investors to schedule recurring contributions to their accounts.

•	In April 2018, we surpassed $300 million in assets under management under the Sponsored Programs.

•	In April 2018, we surpassed approximately $2 billion in total real estate property capitalized.

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•

In July 2018, we sponsored Fundrise Opportunity Fund, LP, a Regulation D investment vehicle designed to leverage the novel suite of tax benefits being offered through the new Opportunity Zone program, which was established with the passage of the Tax Cuts and Jobs Act in 2017, and whose stipulations are promulgated in Internal Revenue Code sections 1400Z-1 and 1400Z-2. Open to accredited investors, the fund is designed to deploy rollovers of eligible capital gains toward investments in real estate assets located in various qualified Opportunity Zone census tracts throughout the nation. The vehicle is among the first Opportunity Funds to launch, and intends to offer what we believe to be industry-leading fees and reporting transparency.

•	In July 2018, we surpassed 50,000 investors on the Fundrise Platform.
•	In July 2018, we surpassed approximately $500 million in cumulative originations of debt and equity investments across our Sponsored Programs.
•	In August 2018, we sponsored two additional eREIT programs: Fundrise Growth eREIT II, LLC and Fundrise Income eREIT II, LLC, available to anyone in the U.S.
•	In August 2018, we surpassed approximately $2.5 billion in total real estate property capitalized.
•	In August 2018, Fundrise earned position #35 on Inc.’s 2018 list of the 5,000 fastest growing companies in the US and #1 in the financial services category.
•	In September 2018, we surpassed $400 million in assets under management under the Sponsored Programs.
•	Based on data from the 2017 PERE 50 Rankings, the issuers sponsored by Rise Companies Corp. are on track to raise enough in a single year as that raised annually by approximately the lower quintile of real estate private equity managers in the PERE 50 Ranking 2017. Based on the 2017 rankings, assuming that such Rise Companies Corp. sponsored issuers continue to grow fundraising at their current rates year over year, our annual fundraising would be equivalent as to those that rank in approximately the top 25 in 2019 and top 10 in 2020; however, there can be no assurance that such performance can be achieved.

 Our office is located at 1601 Connecticut Avenue NW, Suite 300, Washington, D.C. 20009. Our telephone number is (202) 584-0550. Information regarding the Company is also available on our web site at www.fundrise.com.

As of June 30, 2018, we had sixty-four (64) employees, most of whom are located at our main office in Washington, DC.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated and filed with the SEC on September 5, 2018 (the “Offering Circular”), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

The Company has offered, and continues to offer, up to a maximum value of approximately $60,153,000 of its Class B Common Stock. As of December 31, 2017, the Company had sold 3,584,009 Class B common shares for gross proceeds of approximately $18,270,000. Shares are currently offered and are sold on a continuous basis only to existing investors in programs sponsored by the Company. The Company raised approximately $5,414,000 by selling an additional 890,370 more shares for the period ending June 30, 2018. Since inception, the Company has raised approximately $23,684,000 from 4,474,379 Class B Shares.

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The funds received from the issuance of our Class B common stock are a primary source of capital for our operating expenditures.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way, that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, “Summary of Significant Accounting Policies,” included in the financial statements contained in this report, for a more thorough discussion of our accounting policies and procedures.

Sources of Operating Revenues and Cash Flows

We generate revenues from origination and acquisition fees, servicing fees, net interest income on our commercial real estate investments, investments in the development and rental, or development and sale of for-sale housing, and asset management fees. See Note 2 – “Summary of Significant Accounting Policies, Revenue Recognition”, in our financial statements for further detail.

Results of Operations

For the six months ended June 30, 2018 and 2017, our total revenue, net of intercompany eliminations, was approximately $10,279,000 and $6,815,000, respectively, representing a year-over-year increase of 51%. For the six months ended June 30, 2018 and 2017, we incurred a net loss attributable to Rise Companies Corp. of approximately $7,766,000 and $3,235,000, respectively.

Revenue

Origination and Acquisition Fees

For the six months ended June 30, 2018 and 2017, our origination and acquisition fee revenue was approximately $3,248,000 and $1,019,000, respectively, prior to intercompany eliminations due to consolidation, representing a year-over-year increase of approximately 219%. The increase was mainly due to the Company’s acquisition of single-family houses for the eFundTM programs, as well as an increase in originations in real estate debt investments and investments in equity method investees in each of our Sponsored Programs.

For the six months ended June 30, 2018 and 2017, our net origination and acquisition fees revenue was $2,314,000 and $1,002,000, after intercompany eliminations of approximately $934,000 and $17,000, respectively.

 Asset Management Fees

Fundrise Advisors is entitled to a quarterly asset management fee from the qualified Sponsored Programs that it manages. At its sole discretion, Fundrise Advisors can choose to waive its asset management fee in whole or in part due from each or any of the programs that it manages and will, as a result, forfeit any portion of the asset management fee that is waived. Fundrise Advisors had agreed to waive its asset management fee due from Fundrise Real Estate Investment Trust, LLC, and the eFunds through December 31, 2017. For the six months ended June 30, 2018 and 2017, asset management fees earned by Fundrise Advisors but eliminated in consolidation were approximately $1,174,000 and $433,000, respectively representing a year-over-year increase of approximately 171%.

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Interest Income

For the six months ended June 30, 2018 and 2017, we earned interest income of approximately $7,443,000 and $5,654,000, respectively, from our investments. The increase was primarily attributable to our ability to continue to raise capital and deploy that capital for real estate debt investments.

Expenses

Our operating expenses consist of sales and marketing, origination and servicing, engineering and product development, and other general and administrative expenses.

Sales and Marketing

Sales and marketing expenses consist primarily of engagement and enrollment of investors in our Programs, including costs attributable to marketing and selling our products. This includes costs of building general brand awareness, and salaries and benefits expenses related to our investments and marketing teams.

Sales and marketing expense was approximately $5,573,000 and $876,000, respectively, for the six months ended June 30, 2018 and 2017, an increase of 536%.

Origination and Servicing

Origination and servicing expense consists of costs attributable to activities that most directly relate to origination and servicing loans for real estate operators that are borrowers under our Sponsored Programs and investors in our Sponsored Programs, in addition to the salaries and benefits expense of our real estate team.

Origination and servicing expense was approximately $1,229,000 and $980,000, respectively, for the six months ended June 30, 2018 and 2017, an increase of 25%. The increase was primarily due an increase in headcount in our real estate underwriting and origination teams.

Engineering and Product Development

Engineering and product development expenses consist primarily of salaries and benefits for our engineering and product management teams that are not capitalized as Internal-use software. These teams work on the development and maintenance of the Fundrise Platform. Engineering and product development expenses also include amortization expense of Internal-use software that has been put in use.

Engineering and product development expense was approximately $647,000 and $759,000, respectively, for the six months ended June 30, 2018 and 2017, a decrease of 15%. The decrease was driven by an increase in the amount of internally developed software as an investment in the Fundrise Platform, which is capitalized and product development relative to the amount of personnel costs that were expensed during the first six months of 2018.

We capitalized approximately $1,001,000 and $647,000, respectively, for the six months ended June 30, 2018 and 2017 in software development costs.

Other General and Administrative

Other general and administrative expenses consist primarily of salaries and benefits for our accounting, legal, and operations teams, stock-based compensation for all eligible employees, and professional services fees. Other general and administrative expenses also include facilities and depreciation and amortization expenses.

Other general and administrative expenses were $3,668,000 and $2,367,000, respectively, for the six months ended June 30, 2018 and 2017, an increase of 55%. The increase was primarily due to two factors: an increase in salaries related to increased headcount as we continue to invest in our backend support teams, and an increase of amortization expense resulting from the launch of internal-use software.

 Key Factors Affecting Our Performance

Investment in Long-Term Growth

The core elements of our growth strategy include enrolling new investors, broadening our origination capabilities, enhancing our technology infrastructure, expanding our product offerings, and extending customer lifetime value. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our sales and marketing, technology, and origination expenses. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

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Real Estate Originations

We originate our Programs’ real estate investments with the Fundrise Platform and through our in-house real estate team, RSE Capital Partners. We generate revenue from origination fees paid by real estate operators and joint-ventures in connection with debt and equity investment originations. We believe originations are a key indicator of the growth rate of our marketplace, credibility of our brand, scale of our business, strength of our network effect, and economic competitiveness of our products and future growth. Real estate originations have increased significantly over time due to the increased awareness of our brand, our high real estate operator and investor satisfaction rates, the effectiveness of our acquisition channels, a strong track record of investment performance and the expansion of our capital base. Factors that could affect debt and equity investment originations include the interest rate and economic environment, the competitiveness of our cost of capital, the success of our operational efforts to balance demands from investors and real estate operators, our ability to develop new products or enhance existing products for real estate operators and investors, the success of our sales and marketing initiatives and the success of developing relationships with real estate operator and acquiring and retaining investors.

Investors provide the equity capital to our Sponsored Programs through the use of the Fundrise Platform for our real estate investments. Our model is built specifically to leverage the economies of scale created by the Internet to cut out excessive fees, while also lowering execution costs and reducing both time and manual resources. Our end-to-end integrated web-platform transforms the real estate origination, underwriting, funding, and servicing processes, replacing expensive sales and management teams with online applications, implementing data driven decision making, and automating transactions through payment processing APIs (application programming interfaces).

Liquidity and Capital Resources

Since inception through June 30, 2018, we have financed our operations primarily through offerings of our equity securities. As of June 30, 2018 and December 31, 2017, we had cash and cash equivalents of approximately $64,226,000 and $62,844,000, respectively.

We believe that our current capital position is sufficient to meet our current liquidity needs for at least the next 24 months, however, there can be no assurance that our current capital position will meet our liquidity needs for such period.

As of June 30, 2018 and December 31, 2017, respectively, we do not have any material commitments for capital expenditures; nor did we enter into any in the interim period between June 30, 2018 and the time of this filing.

Fundrise, L.P. – Sidecar Investment Fund

As part of the 2014 Series A Preferred Stock financing, we raised a $10 million sidecar private fund called Fundrise, L.P., which was formed to provide warehousing and financing support to assets originated and facilitated by the Fundrise Platform. Fundrise, L.P., is managed by Fundrise GP I, LLC, our indirect, wholly-owned subsidiary.

Fundrise, L.P. has issued a $10 million promissory grid note to the Company as a means to provide liquidity during capital raising periods for the Company and its affiliates. For further information on this promissory grid note, please see Note 14, “Related Party Transactions”, in the consolidated financial statements.

 Corporate Debt

As of June 30, 2018 and December 31, 2017, we had no material corporate debt.

Outlook and Recent Trends

We believe that the intermediate and long-term growth prospects for the Company are compelling. Given the continued potential of finance technology to improve the efficiencies of real estate origination, operations, and investment, we expect to maintain, if not increase, our growth rate. However, we are wary of the long-sustained bull stock market, as the current economic cycle has been in expansion for more than approximately ten years. The Federal Reserve monetary policy has begun to tighten, which historically has occurred in the later stages of US economic cyclical growth. The resiliency of our direct-to-investor online investment model is likely to be tested during the next financial downturn. We believe our investment model will prove out for our customers, providing good risk-adjusted returns for our investors. Our track record in a recession will be one of the most important aspects of the long-term success of the Company.

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We favor an investment strategy for our managed products weighted toward maintaining a margin of safety for each investment, such as targeting senior loans in urban locations, senior preferred or mezzanine investments in new construction apartments, equity investments in stabilized or value-add single family homes in core urban cities, and equity investments in stabilized or value-add multifamily assets. We seek to invest below-the-radar of institutional-sized investors.  We believe that our investment strategy, combined with our technology infrastructure and the expertise of our management team, will provide opportunities to originate investments with attractive returns, thereby taking advantage of the changing market conditions to seek the best risk-return dynamic for our shareholders.

Off-Balance Sheet Arrangements

As of June 30, 2018 and December 31, 2017, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 14, “Related Party Transactions” in our financial statements.

ITEM 2: Other Information

None.

ITEM 3: Financial Statements

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F-1

  Rise Companies Corp.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	June 30, 2018 (Unaudited)	December 31, 2017 (*)
ASSETS
Current assets:
Cash and cash equivalents	$64,226	$62,844
Restricted cash	375	23
Accounts receivable, net	18	9
Accrued interest receivable	1,926	1,479
Real estate debt investments, net	33,851	41,412
Other current assets	3,805	4,291
Total current assets	104,201	110,058

Accrued interest receivable (non-current)	4,788	3,579
Real estate debt investments, net (non-current)	127,654	74,849
Real estate held for improvement	23,838	9,465
Real estate held for sale	775	-
Investments in residential rental properties, net	7,488	3,427
Investments in equity method investees	97,594	70,007
Property and equipment, net	355	381
Intangible assets, net	3,350	2,716
Total assets	$370,043	$274,482

LIABILITIES
Current liabilities:
Accounts payable	$1,867	$1,311
Accrued expenses	449	719
Accrued interest payable	1,429	1,570
Notes payable	-	500
Settling subscriptions	2,350	2,340
Due to investors	8,229	6,494
Other current liabilities	1,927	1,273
Total current liabilities	16,251	14,207
Other liabilities (non-current)	257	258
Notes payable (non-current)	6,000	8,470
Total liabilities	22,508	22,935

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 11,865,046 shares issued and outstanding; with an aggregate liquidation preference of $25,951	1	1
Class A common stock, $0.0001 par value; 43,000,000 shares authorized; 2,888,900 shares issued and 2,489,086 shares outstanding, 2,888,900 shares issued and 2,529,087 shares outstanding, respectively	-	-
Class B common stock, $0.0001 par value; 10,000,000 authorized; 4,474,379 shares issued and 4,442,740 shares outstanding, 3,584,009 shares issued and 3,567,927 shares outstanding, respectively	-	-
Class F common stock, $0.0001 par value; 10,000,000 shares authorized; 10,000,000 shares issued and 10,000,000 shares outstanding	1	1
Class M common stock, $0.0001 par value; 18,000,000 shares authorized; 0 shares issued and 0 shares outstanding, respectively	-	-
Additional paid-in capital	49,986	44,150
Accumulated deficit	(31,560)	(23,794)
Total stockholders’ equity before non-controlling interests	18,428	20,358
Non-controlling interests in consolidated entities	329,107	231,189
Total stockholders’ equity	347,535	251,547
Total liabilities and stockholders’ equity	$370,043	$274,482

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Rise Companies Corp.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Six months ended	Six months ended
	June 30,	June 30,
	2018 (Unaudited)	2017 (Unaudited)
Revenue
Origination/Acquisition fees, net	$2,314	$1,002
Servicing fees	169	57
Interest income	7,443	5,654
Rental income	186	-
Other operating revenue	167	102
Total revenue	10,279	6,815

Operating expenses
Sales and marketing	5,573	876
Origination and servicing	1,229	980
Engineering and product development	647	759
Other general and administrative	3,668	2,367
Total operating expenses	11,117	4,982

Interest expense
Interest expense	497	2,145
Total interest expense	497	2,145

Total expenses	11,614	7,127

Other income (loss)
Income (loss) from equity method investees	260	343
Total other income (loss)	260	343

Excise tax	4	-

Net Income (loss)	(1,079)	31
Less: Net income (loss) from non-controlling interests	6,687	3,266
Net loss attributable to Rise Companies Corp.	$(7,766)	$(3,235)

Net loss per share attributable to common stockholders:
Basic and Diluted earnings (loss) per share	$(0.49)	$(0.26)
Weighted average shares of common stock – Basic and Diluted	15,947,766	12,248,282

The accompanying notes are an integral part of these consolidated financial statements.

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

F-3

Rise Companies Corp.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Six months ended	Six months ended
	June 30,	June 30,
	2018 (Unaudited)	2017 (Unaudited)
Net income (loss)	$(1,079)	$31
Less: Comprehensive income attributable to non-controlling interests	6,687	3,266
Comprehensive loss attributable to Rise Companies Corp.	$(7,766)	$(3,235)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Rise Companies Corp.

Consolidated Statement of Changes in Stockholders’ Equity and Non-Controlling Interest

(Unaudited)

(in thousands, except share data)

	Preferred Stock		Common Stock		Common Stock		Common Stock		Common Stock		Additional		Accumulated	Non-
	Class A		Class A		Class F		Class M		Class B		Paid-In	Accumulated	Other	Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Comprehensive	Interests	Equity
Balance at December 31, 2017	11,865,046	$1	2,529,087	$-	10,000,000	$1	-	$-	3,567,927	$-	$44,150	$(23,794)	$-	$231,189	$251,547
Stock-based compensation	-	-	(40,001)	-	-	-	-	-		-	539	-	-	-	539
Issuance of Class B Common Stock	-	-		-	-	-	-	-	890,370	-	5,414	-	-	-	5,414
Redemption of Class B Common Stock	-	-		-	-	-	-	-	(15,557)	-	(79)	-	-	-	(79)
Offering costs for Class B Common Stock	-	-		-	-	-	-	-	-	-	(38)	-	-	-	(38)
Non-controlling interests acquired	-	-		-	-	-	-	-	-	-	-	-	-	107,364	107,364
Redemptions on common shares for non-controlling interests	-	-		-	-	-	-	-	-	-	-	-	-	(6,209)	(6,209)
Distributions declared on common shares for non-controlling interests	-	-		-	-	-	-	-	-	-	-	-	-	(9,699)	(9,699)
Accumulated amortization of deferred offering costs for non-controlling interests	-	-		-	-	-	-	-	-	-	-	-	-	(225)	(225)
Net income (loss)	-	-		-	-	-	-	-	-	-	-	(7,766)	-	6,687	(1,079)
Balance at June 30, 2018	11,865,046	$1	2,489,086	-	10,000,000	$1	-	$-	4,442,740	$-	$49,986	$(31,560)	-	329,107	347,535

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Rise Companies Corp.

Consolidated Statements of Cash Flows

(in thousands)

	Six months ended	Six months ended
	June 30, 2018	June 30, 2017
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(1,079)	$31
Adjustments to reconcile net income to net cash used by operating activities:
Accretion of deferred loan fees and costs	(31)	(106)
Loss (gain) from equity method investees	(260)	(343)
Stock-based compensation	539	570
Depreciation and amortization	484	337
Net change in operating assets and liabilities:
Accrued interest receivable	(1,656)	288
Accounts receivable	(9)	(46)
Other current assets	54	(15)
Accrued interest payable	(141)	(408)
Accounts payable	556	77
Accrued expenses and other current liabilities	383	(332)
Net cash provided by (used in) operating activities	(1,160)	53
INVESTING ACTIVITIES:
Purchase of real estate debt investments	(68,232)	(26,295)
Investments in residential retail properties	(4,061)	(475)
Investments in real estate held for sale	(15,148)	(659)
Deposits for real estate assets	1,072	(16)
Principal payments from real estate debt investments	23,019	19,414
Investments in equity method investees	(40,266)	(15,658)
Dividends received from equity method investees	12,939	3,897
Change in restricted cash	(352)	500
Change in intangible assets	(1,053)	(749)
Purchases of property and equipment	(39)	(35)
Net cash provided by (used in) investing activities	(92,121)	(20,076)
FINANCING ACTIVITIES:
Due to investors	16	-
Proceeds from issuance of notes payable	-	-
Principal payments on notes payable	(2,970)	(6,015)
Proceeds (settlement) from settling subscriptions	10	2,509
Proceeds from sale of interests in consolidated non-controlling entities, net of offering costs	106,459	39,298
Proceeds from the issuance of Class B common stock, net of offering costs	5,416	14,161
Redemptions of Class B common stock	(79)	(19)
Distributions to non-controlling interest holders	(8,629)	(4,465)
Redemptions by non-controlling interest holders	(5,560)	(2,227)
Net cash provided by (used in) financing activities	94,663	43,242

Net increase (decrease) in cash and cash equivalents	1,382	23,219
Cash and cash equivalents, beginning of period	62,844	25,055
Cash and cash equivalents, end of period	$64,226	$48,274

Supplemental cash flow information:

Cash paid (received) for interest	$(932)	$2,553
Supplemental disclosure of non-cash transactions:
Amortization of deferred offering costs of non-controlling interest entities	$225	$724
Distributions payable to non-controlling interest holders	$1,070	$7,197
Redemptions payable to non-controlling interest holders	$649	$1,916

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Rise Companies Corp.

Notes to Consolidated Financial Statements (unaudited)

1. Formation and Organization

 Rise Companies Corp. (“Rise”, “Rise Companies”, “we”, “our”, the “Company”, and “us”) is an online investment technology company, that owns and operates a leading web-based, direct investment and origination platform, located at www.fundrise.com (the “Fundrise Platform”).

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust, acquires loans from Fundrise Lending, LLC and holds them for the sole benefit of certain investors that have purchased Project-Dependent Notes (“Notes,” “Note,” and “the Notes”) issued by the Trust and that are related to specific underlying loans for the benefit of the investor.

•	Fundrise Advisors, LLC (“Fundrise Advisors” and “the Manager”), a wholly-owned subsidiary, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	National Commercial Real Estate Trustee, a wholly-owned subsidiary of Rise, acts as the manager trustee of the Trust.

•	Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, Fundrise For-Sale Housing eFund – Washington DC, LLC, and Fundrise National For-Sale Housing eFund, LLC are the real estate investment fund programs (the “eFunds”) sponsored by the Company. The eREITs and eFunds are hereafter referred to as “Sponsored Programs.”

•	Fundrise LP, a limited partnership (“Fundrise LP”), is an affiliate of Rise and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise owns 1.96% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise, L.P.

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise, acts as an originator for real estate assets for our Programs.

•	Popularise, LLC, a wholly-owned subsidiary of Rise, owns and operates the Popularise website, which allows developers to seek input from the public on potential future tenants.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise, acts as a servicer for our Sponsored Programs.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include Rise, its wholly-owned subsidiaries, affiliated entities where Rise is the primary beneficiary of VIEs, and entities that it controls through a majority voting interest or otherwise. All intercompany transactions have been eliminated. Certain amounts in the prior years’ Consolidated Financial Statements and Notes to Consolidated Financial Statements have been reclassified to conform to current year presentation.

F-7

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2017 balance sheet and certain related disclosures are derived from the Company’s December 31, 2017 audited financial statements filed on Form 1-K. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s form 1-K, which was filed with the SEC. The financial statements as of June 30, 2018 and for the six months ended June 30, 2018 and June 30, 2017 and certain related disclosures are unaudited and have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

The Company has a December 31st fiscal year end.

Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Principles of Consolidation

The Company consolidates all entities that it controls either through a majority voting interest in a voting interest entity (“VOEs”) or as the primary beneficiary of Variable Interest Entity (“VIEs”).

The Company consolidated the Sponsored Programs, Fundrise LP, and other wholly owned entities as it was determined that either Rise or a consolidated subsidiary is the primary beneficiary. All significant inter-entity transactions and balances of entities consolidated have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

As of June 30, 2018 and December 31, 2017, custodial escrow accounts relating to loans serviced by the Company totaled approximately $4,508,000 and $971,000, respectively. These amounts are not included in the accompanying consolidated balance sheets.

Restricted Cash

Restricted cash consists of amounts deposited into accounts related to rental security and pet deposits. These rental security and pet deposits can only be used as provided for in the rental leasing agreements, and therefore are separately presented on our balance sheets.

Accrued Interest Receivable

Interest income on loans is recognized on an accrual basis. Accrued interest on loans, including impaired loans, that are 120 days or more past due or when collection of interest appears doubtful is generally written off against interest income. Income is subsequently recognized only to the extent cash payments are received and the principal balance is expected to be recovered. Such loans are restored to an accrual status only if the loan is brought contractually current and the borrower has demonstrated the ability to make future payments of principal and interest.

F-8

Real Estate Debt Investments

Real estate debt investments include first mortgage loans, subordinate mortgage and mezzanine loans, participations in such loans, preferred equity interests and unconsolidated joint ventures.

Notes Program

The Company, by way of its affiliates and wholly-owned subsidiaries, is engaged in real estate lending. In general, these real estate debt investments are either real estate loans (“Real Estate Loans”) made by Fundrise Lending and held by the Trust related to corresponding notes payable (“Notes”), or real estate debt investments held by a Sponsored Program. To maximize the value of the real estate debt investment, the Company intends to hold all real estate debt investments until the stated maturity date. Since management has the positive intent and ability to hold the real estate debt investments to maturity, they are classified and valued as held to maturity. Accordingly, these assets are carried at cost, net of deferred loan origination fee revenue, repayments, and unfunded commitments, if applicable, unless such loans are deemed to be impaired. As of September 2016, we suspended the Notes program indefinitely, and thus interest income related warehousing investments for the Notes program, is not expected to be a material part of our future revenue.

Sponsored Programs

The Company, through its consolidated Sponsored Programs, classifies its real estate debt investments as held-to-maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. Held-to-maturity securities are recorded as either short-term (current) or long-term (non-current) on the consolidated balance sheets, based on the contractual maturity date. Actual maturities may differ from contractual maturities as some borrowers have the right to prepay obligations with or without prepayment penalties. The Company’s real estate debt investments are subject to continual analysis for potential impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or VOE and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company, by way of its consolidated eREITS, evaluates its investment in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees as of June 30, 2018 and December 31, 2017.

Residential Rental Properties and Real Estate Held for Improvement

The Company’s investments, by way of its consolidated eFunds, in single-family residential rental properties and real estate held for improvement includes the acquisition of single-family homes, townhomes, and condominiums for the intended purpose of developing, and either renting, or selling the properties, respectively.

Upon acquisition, by way of its consolidated eFunds, the Company evaluates each investment for purposes of determining whether a property can be immediately rented (Single-Family Residential Rental Property) or will need improvements (Real Estate Held for Improvement). All of our transactions are asset acquisitions recorded at their purchase price (including transaction costs), and the purchase price is allocated between land and building, and improvements based upon their relative fair values at the date of acquisition.

F-9

We capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other costs associated with activities that are directly related to preparing our properties for use as rental real estate. Other costs include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that activities commence and concludes at the time that a single-family residential property is available to be rented or sold. The eFunds record as part of their purchase price an acquisition fee to the Company; this is an intercompany transaction and is thus eliminated upon consolidation.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs thereafter are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold (five hundred dollars) that improve or extend the life of a home and for certain furniture and fixtures additions.

Costs capitalized in connection with single-family residential property acquisitions, improvement activities, and on an ongoing basis are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range from 5 years to 27.5 years.

Real Estate Held For Sale

From time to time, by way of its consolidated eFunds, the Company may identify single-family residential properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale and presented as discontinued operations in accordance with GAAP.

Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition; (ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within other assets, net on our consolidated balance sheets.

Property and Equipment, net

Property and equipment consists of computer equipment, leasehold improvements, and furniture and fixtures, which are recorded at cost, less accumulated depreciation.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over the asset’s estimated useful life, generally two to five years. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property and equipment are capitalized. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term excluding renewal periods or estimated useful life.

The Company evaluates potential impairments of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of June 30, 2018 and December 31, 2017, there was no impairment of property and equipment assets.

Intangible Assets

Intangible assets are assets that lack physical substance. Intangible assets with finite lives are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Intangible assets with indefinite lives are not amortized. Since useful life cannot be determined, the Company evaluates these assets for impairment annually and on an interim basis as events and circumstances warrant when the carrying value of the asset may not be recovered. If the carrying value is not determined to be recoverable, the intangible asset will be reduced to fair value.

The Company evaluates the recoverability of its identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (i) a significant decrease in the market value of an asset, (ii) a significant adverse change in the extent or manner in which an asset is used, or (iii) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The evaluation of asset impairment requires the Company to make assumption about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. As of June 30, 2018 and December 31, 2017, there was no impairment of intangible assets.

F-10

Substantially all our intangible assets relate to internal-use software, which is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of salaries and payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized.

Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis. Management evaluates the useful life of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The amortization of costs related to the platform applications is included in other general and administrative on the consolidated statements of operations.

Revenue Recognition

Origination and Acquisition Fees, Net

Origination fees are paid by borrowers and are determined by the term and credit grade of the loan. Origination fees generally range from 1.5% to 2.0% of the aggregate loan amount. Origination fees are included in the annual percentage rate calculation provided to the borrower and are subtracted from the gross loan proceeds prior to disbursement of the loan funds to the borrower. A loan is considered issued when upon completion of a wire transaction, initiated by us, to transfer funds from our bank account to the borrower’s settlement agent or the borrower’s bank account. Fees paid by real estate borrowers at the initial maturity date to extend the maturity date for a real estate debt investment are also included in Origination fees. Origination fees are recognized on a straight-line basis over the life of the loan.

Acquisition fees are typically fixed at 2.0% of the committed amount of equity provided by an affiliate of the Company, such as the Sponsored Programs, to acquire a real estate asset. Such fees are recognized upon acquisition of the real estate asset by the affiliate. Asset acquisition fee income of the Company is an intercompany transaction, and thus eliminated upon consolidation.

Due diligence fees are included in origination and acquisition fees, net in the operating revenue section of the consolidated statements of operations. These fees are paid by borrowers and are assessed to commensurate with the time required to perform diligence when underwriting a loan. Due diligence fees are assessed prior to the loan origination and are recognized over the life of the loan beginning once origination of the loan has concluded.

Servicing Fees

Servicing fees comprise fees earned by the Company for various management, servicing, and administrative services. These are generally grouped into note servicing fees, asset management fees, advisory fees, and trust fees.

Note Servicing Fees

Note Servicing fees are paid by Note investors to the Company for managing payments from borrowers and maintaining investors’ account portfolios. The Company records servicing fees as a component of non-interest operating revenue when earned. Servicing fees can be, and have been, modified or waived at the discretion of the management of the Company.

Asset Management Fees

Asset Management fees are paid by Sponsored Programs to Fundrise Advisors. Fundrise Advisors is entitled to a quarterly asset management fee from each Sponsored Programs that it manages. The asset management fees earned by Fundrise Advisors and associated asset management expense to the Sponsored Programs is an intercompany transaction, and thus eliminated upon consolidation.

Advisory Fees

Advisory fees are paid by individual investors in each of the Sponsored Programs who have an advisory agreement with Fundrise Advisors to Fundrise Advisors. Fundrise Advisors charges each individual client a fee based on assets under management, generally for but not limited to, services with Portfolio Investment Plans, Auto-Investment Plans, and Re-Investment Plans. Fundrise Advisors reserves the right to reduce or waive this fee for certain clients without notice and without reducing or waiving this fee for all individual clients.

F-11

Trust Fees

Trust fees are paid by Note investors to the Trust in exchange for its custodial services performed in service of the Notes.

Interest Income

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities and on investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument. As of June 30, 2018 and December 31, 2017, no amortization of premium, discount, origination costs or fees have been incurred.

Rental Income

Rental revenue is recognized on a straight-line basis over the term of the lease. We, through our consolidated eFunds, will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses are recorded as property operating and maintenance expenses in the financial statements.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions in Sponsored Programs for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circulars for the Sponsored Programs, subscriptions will be accepted or rejected within thirty days of receipt. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, shares are generally issued the later of five business days from the date that an investor’s subscription is approved by our affiliate or when the funds settle. As of June 30, 2018 and December 31, 2017, the total amount of settling subscriptions was approximately $2,350,000 and $2,340,000, respectively.

Deferred Offering Costs and Related Costs of Sponsored Programs

Organization and offering costs of the Sponsored Programs are initially being paid by Fundrise Advisors, on behalf of each Sponsored Programs. These organization and offering costs include all expenses to be paid by the Sponsored Program in connection with its formation and the qualification of its Offering. These also include marketing and distribution of shares, including, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Fundrise Advisors anticipates that, pursuant to each of the Sponsored Programs operating agreements, in some cases amended and restated, (the “Operating Agreements”), that each of the Sponsored Programs will be obligated to reimburse Fundrise Advisors, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of Sponsored Program, subject to a minimum NAV, as described below.

After a Sponsored Program has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse Fundrise Advisors, without interest, for these organization and offering costs incurred, both before and after the date that the Hurdle Rate was reached. The total amount payable to Fundrise Advisors will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until Fundrise Advisors has been reimbursed in full.

A Sponsored Program will book a liability for organization costs and offering costs payable to Fundrise Advisors when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the such Sponsored Program reaches the Hurdle Rate. When a Sponsored Program’s NAV exceeds the Hurdle Rate, it will book a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense for organization costs. The Company records deferred offering costs as an asset until the Hurdle Rate has been reached by a Sponsored Program. See Note 9, “Other Current Assets” for more detail.

F-12

Due to Investors

Share Redemptions of Sponsored Programs

The Company’s Sponsored Programs have adopted redemption plans whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum sixty (60) day waiting period after submitting their redemption request. Pursuant to the Sponsored Programs' respective redemption plans, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, each redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Sponsored Program. Redemptions are also subject to declining discounts on the redemption price over the course of the time the shareholder has held the shares being redeemed.

In accordance with the SEC’s current guidance on redemption plans, each Sponsored Program intends to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the net asset value (“NAV”) of all of its outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of its outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as each Sponsored Program intends to make a number of commercial real estate investments of varying terms and maturities, Fundrise Advisors, acting as the manager of the Sponsored Programs, may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, but no Sponsored Program intends to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, no Sponsored Program is obligated to redeem common shares under any of the respective redemption plans.

 In addition, Fundrise Advisors, acting as the manager of the Sponsored Programs, may in its sole discretion, amend, suspend, or terminate a redemption plan at any time without prior notice, including to protect our Sponsored Programs’ operations and their non-redeemed shareholders, to prevent an undue burden on our Sponsored Programs’ liquidity, following any material decrease in our Sponsored Programs’ NAV, to comply with the Publicly Traded Partnership Safe Harbor, or for any other reason. Therefore, an investor may not have the opportunity to make a redemption request prior to any potential termination of the redemption plan. However, in the event that a Sponsored Program amends, suspends or terminates a redemption plan, it will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment.

Affiliates of Fundrise Advisors, including the Company and Fundrise LP, are prohibited from requesting redemption of their interests under the redemption plan.

As of June 30, 2018 and December 31, 2017, approximately 1,275,700 and 422,620 shares, respectively, had been submitted for redemption across the Sponsored Programs, and 100% of such redemption requests have been honored.

Distributions of Sponsored Programs

The following Sponsored Programs declared quarterly distributions, calculated on a daily basis, during the six months ended June 30, 2018 and 2017 (amounts in thousands), including distributions to the Company and its affiliate:

	Declared During the Six Months ended June 30, 2018	Paid/Reinvested During the Six Months ended June 30, 2018	Declared During the Six Months ended June 30, 2017	Paid During the Six Months ended June 30, 2017
Fundrise Real Estate Investment Trust, LLC	$3,270	$1,003	$4,941	$2,826
Fundrise Equity REIT, LLC	2,153	656	4,005	14
Fundrise West Coast Opportunistic REIT, LLC	1,482	418	1,435	758
Fundrise East Coast Opportunistic REIT, LLC	1,419	424	1,467	772
Fundrise Midland Opportunistic REIT, LLC	1,437	414	1,379	685
Fundrise For-Sale Housing eFund Los Angeles CA, LLC	-	-	-	-
Fundrise For-Sale Housing eFund Washington DC, LLC	-	-	-	-
Fundrise National For-Sale Housing eFund, LLC	-	-	-	-
Total	$9,761	$2,915	$13,227	$5,055

F-13

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the consolidated statement of operations. As of June 30, 2018 and December 31, 2017, no unrecognized tax benefits have been recorded.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company’s consolidated eREITs operate in a manner intended to qualify as real estate investment trusts (“REITs”) under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, each of the eREITs must meet certain organization and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As REITs, the eREITs will generally not be subject to U.S. federal income tax to the extent that they distribute qualifying dividends to their shareholders. Even if the eREITs qualify as REITs, they may be subject to certain state and local taxes on their income and property, and federal income and excise taxes on their undistributed income. No gross deferred tax assets or liabilities have been recorded related to the eREITs as of June 30, 2018 or December 31, 2017.

Fundrise Real Estate Investment Trust, LLC has recorded $4,000 and $0 in federal excise tax expense on undistributed income for the six months ended June 30, 2018 and 2017, respectively. No other eREIT had material provisions for federal income taxes on these financial statements.

The Company’s consolidated eFunds operate in a manner intended to qualify as pass-through entities for federal income tax purposes and, as such, are not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns.  The eFunds’ federal tax status as pass-through entities are based on their default classification as limited liability companies with more than one member. As of the date of these financial statements, the eFunds do not have any subsidiaries who pay tax at the entity level. Accordingly, these financial statements do not reflect a provision for income taxes for the eFunds and the eFunds have not taken any other tax positions which require disclosure.  The eFunds are required to file and will file income tax returns with the Internal Revenue Service and other taxing authorities, though no such returns have been filed at this point. Income tax returns filed by the eFunds are subject to examination by the Internal Revenue Service for a period of three years.

F-14

 Stock-based Compensation

Stock-based compensation includes the expense related to restricted Class A Common Stock grants made to employees of the Company. All stock-based awards made to employees are recognized in the consolidated financial statements based on their estimated fair value on the date of grant.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of 4 years.

Share awards issued to non-employees are recorded at their fair value on the awards’ grant date, which is estimated using the same methodology described above.

Stock-based compensation expense is recorded net of estimated forfeitures, such that expense is recorded only for those stock-based awards that are expected to vest.

The Company has not paid cash dividends and does not anticipate paying any cash dividends in the foreseeable future and therefore used an expected dividend yield of 0.0% for price adjustments.

 Recent Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company is continuing to evaluate the impact of ASU 2014-09.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on the presentation of these consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). The core principle of the standard is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in its statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The standard is effective on January 1, 2020, with early adoption permitted. We are currently evaluating the impact this new standard will have on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

F-15

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one-line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. We are currently evaluating the impact this new standard will have on our consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. Early adoption is permitted for transactions that have not been reported in issued consolidated financial statements. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

3. Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic earnings (loss) per share (EPS) is the amount of net loss available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net loss available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental shares issued for stock awards and convertible preferred stock. Potentially dilutive common shares are excluded from the computation of dilutive EPS in periods in which the effect would be antidilutive.

We calculate EPS using the two-class method. The two-class method allocates net income (loss), that otherwise would have been available to common stockholders, to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average common shares outstanding.

4. Investments in Residential Rental Properties, Real Estate Held for Improvement and Real Estate Held for Sale

The following table presents the eFunds’ investments in residential rental properties (in thousands):

	As of	As of
	June 30, 2018	December 31, 2017
Land- acquisition allocation	$4,617	$2,320
Building- acquisition allocation	2,905	1,115
Post-acquisition capitalized improvements	118	70
Total gross investment in residential rental properties	$7,640	$3,505
Less: accumulated depreciation	(49)	(10)
Less: acquisition fee elimination upon consolidation	(103)	(68)
Total investment in residential rental properties, net	$7,488	$3,427

For the year ended June 30, 2018 and June 30, 2017, the Company recognized approximately $39,000 and $0, respectively, of depreciation expense on investments in single-family residential rental properties.

F-16

The following table presents our real estate held for improvement (in thousands):

	As of June 30, 2018	As of December 31, 2017
Land- acquisition allocation	$15,709	$6,143
Building- acquisition allocation	8,207	3,459
Post-acquisition capitalized improvements	428	49
Less: Acquisition Fee elimination upon consolidation	(506)	(186)
Total investment in real estate held for improvement	$23,838	$9,465

The following table presents the Company’s investments in real estate held for sale (amounts in thousands):

	As of June 30, 2018	As of December 31, 2017
Land- acquisition allocation	$438	$-
Building - acquisition allocation	325	-
Post-acquisition capitalized improvements	21	-
Less: Acquisition Fee elimination upon consolidation	(9)	-
Total investment in real estate held for sale	$775	$-

5. Real Estate Debt Investments

In general, the Company’s real estate debt investments include both real estate debt investments held for the benefit of the investor as part of the Notes Program, and real estate debt investments held by a Sponsored Program. These real estate debt investments together are shown below as “Senior Debt”. The Company also invests in certain unconsolidated joint venture equity investments with rights to receive preferred economic returns (referred to in these notes as “Unconsolidated JV Investments”) where the investee is contractually obligated to redeem our interest at a specified date. We account for these Unconsolidated JV Investments as debt for financial reporting purposes and report the preferred returns we receive therefrom as interest income.

The following table presents the Company’s investments in real estate related assets and those of the eREITs and eFunds, as of June 30, 2018 and December 31, 2017 (dollars in thousands):

					Allocation
		Principal	Future		By
		Amount	Funding	Carrying	Investment
	Number	or Cost(1)	Commitment	Value	Type(2)
December 31, 2017
Senior Debt	22	$51,851	$21,437	$51,780	44.6%
Unconsolidated JV Investments	27	64,481	21,454	64,481	55.4%
Balance	49	$116,332	$42,891	$116,261	100%

June 30, 2018
Senior Debt	22	$44,323	$25,033	$44,285	27.4%
Unconsolidated JV Investments	35	117,220	52,458	117,220	72.6%
Balance	57	$161,543	$77,491	$161,505	100%

(1)	For debt investments, this only includes the stated amount of funds disbursed to date.

(2)	This allocation is based on the principal amount of debt actually disbursed and unconsolidated JV investments at cost. It does not include future funding commitments that are not yet drawn.

As of June 30, 2018 and December 31, 2017, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these financial statements.

F-17

The following table describes our real estate debt investment activity in the Notes Program and in the Sponsored Programs (in thousands):

	As of June 30, 2018	As of December 31, 2017
Real Estate Debt Investments–Notes Program
Balance at the beginning of the year	$8,927	$32,293
Note investments	-	-
Principal repayments	(2,998)	(23,644)
Amortization of deferred net origination fee revenue	31	278
Notes program debt investment balance	5,960	8,927

Real Estate Debt Investments–Sponsored Programs
Balance at the beginning of the year	107,334	52,602
Sponsored program debt-related investments	68,232	83,494
Principal repayments	(20,021)	(28,725)
Amortization of principal	-	(37)
Sponsored program debt-related investment balance	155,545	107,334

Other real estate debt investments	-	-
Total real estate debt investment balance	$161,505	$116,261

As of June 30, 2018 and December 31, 2017, we have invested in forty-three and forty-three debt investments, respectively, via the Company’s Notes Program, of which forty-two and forty repaid the full amount of principal and any accrued interest.

As of June 30, 2018 and December 31, 2017, we have invested in sixty-five and fifty-one debt investments, respectively, via the Sponsored Programs, of which nine and five repaid the full amount of principal and any accrued interest.

Real Estate Loans and Notes Payable

Generally, the Trust acquires Real Estate Loans from Fundrise Lending and holds them for the sole benefit of certain investors that have purchased Notes issued by the Trust and that are related to specific underlying loans for the benefit of the investor.

Amortization of Loan Origination Fees and Costs

Loan origination fees and related incremental direct loan origination costs are deferred and amortized to income using the interest method over the contractual life of the loans, adjusted for actual prepayments. The amortization of deferred fees and costs is discontinued on loans that are contractually 120 days past due or when collection of interest appears doubtful. Any remaining unamortized deferred fees or costs associated with loans that pay off prior to contractual maturity are included within income in the period of payoff.

The real estate loans and notes payable balances were as follows (in thousands):

	Real Estate Loans		Notes Payable
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Aggregate principal balance	$6,000	$8,998	$6,000	$8,970
Unamortized origination fees	(40)	(71)		-
Carrying value, net	$5,960	$8,927	$6,000	$8,970

The scheduled maturities, as of June 30, 2018, for the aggregate principal balance of the Loans and Notes are shown below (dollar amount in thousands):

	Real Estate Loans		Notes Payable
	Amount	Number	Amount	Number
Maturing Within One Year	$-	-	$-	-
Maturing After One Year Through Five Years	6,000	1	6,000	1
Maturing After Five Years Through Ten Years	-	-	-	-
Maturing After Ten Years	-	-	-		-
Total	$6,000	1	$6,000	1

F-18

6. Investments in Equity Method Investees

The table below presents the activity of the Sponsored Programs investments in non-consolidating equity method investees as of, and for, the periods presented (in thousands):

	For the Period Ended June 30, 2018	For the Year Ended December 31, 2017
Beginning balance	$70,007	$49,155
New investments in equity method investees	40,833	30,466
Income (loss) from equity method investees (1)	(12,939)	(1,731)
Distributions received	260	(7,393)
Ending Balance, gross	98,161	70,497
Less: origination fee elimination upon consolidation	(567)	(490)
Ending balance, net	$97,594	$70,007

(1)	The non-consolidating investments in equity method investees and the related equity in earnings are held by Fundrise Equity REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, and Fundrise For-Sale Housing eFund Los Angeles CA, LLC. The equity in earnings by the non-controlling interests are only attributable to the Company based on ownership percentage of Fundrise Equity REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC and Fundrise For-Sale Housing eFund Los Angeles CA, LLC.

The combined condensed results of operations and financial position of the Sponsored Programs’ equity method investees are summarized below (in thousands):

Combined condensed balance sheets:	As of June 30, 2018	As of December 31, 2017
Real estate assets, net	$460,186	$300,787
Other assets	28,311	12,161
Total assets	$488,497	$312,948

Mortgage notes payable	$399,372	$219,274
Other liabilities	5,845	3,753
Equity	143,280	89,921
Total liabilities and equity	$488,497	$312,948
Sponsored Programs’ equity investment, gross	$98,650	$70,497
Less: origination fee elimination upon consolidation	(1,056)	(490)
Sponsored Programs’ equity investment, net	$97,594	$70,007

Combined condensed statements of operations:	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2017
Total revenue	$19,914	$12,259
Total expenses	19,515	11,755
Net income (loss)	$399	$504
Sponsored Programs’ equity in net income (loss) of investee	$260	$343

7. Fair Value of Financial Instruments

The Company is required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the fair value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain instruments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

F-19

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accrued interest receivable, real estate debt investments held to maturity, notes payable, accrued interest payable, accounts payable, and other payables. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments is based on unobservable Level 3 inputs, which management has determined to be its best estimate of current market values. The method utilized generally includes a discounted cash flow method (an income approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates. As a result of this assessment, as of June 30, 2018, management estimated that the carrying value of our real estate debt investments approximates fair value.

8. Property and Equipment, net

Property and equipment, net, consist of the following (in thousands):

	June 30,	December 31,
	2018	2017
Computer equipment	$176	$137
Furniture and fixtures	7	7
Leasehold Improvements	398	398
Total property and equipment	581	542
Less: accumulated depreciation	(226)	(161)
Total property and equipment, net	$355	$381

Depreciation expense on property and equipment was approximately $65,000 and $60,000 for the six months ended June 30, 2018 and 2017, respectively. The Company wrote off $33,000 of computer equipment, and reversed $28,000 of accumulated depreciation as a result of the write-off for the year ended December 31, 2017. There has been no write offs as of June 30, 2018.

9. Other Current Assets

Other current assets consist of the following (in thousands):

	June 30,	December 31,
	2018	2017
Offering costs assets	$3,226	$2,586
Real estate deposits	242	1,314
Prepaid expenses	259	350
Other	78	41
Total other current assets	$3,805	$4,291

10. Intangible Assets, net

Intangible assets, net, consist of the following (in thousands):

	June 30,	December 31,
	2018	2017
Internal-use software	$4,661	$3,629
Trademarks	132	124
Patents	72	59
Domain	80	80
Total intangible assets	4,945	3,892
Less: accumulated amortization	(1,595)	(1,176)
Total intangible assets, net	$3,350	$2,716

F-20

Amortization expense of intangible assets for the six months ended June 30, 2018 and 2017 was approximately $419,000 and $277,000, respectively.

The expected future amortization expense for intangible assets subject to amortization as of June 30, 2018 is as follows (in thousands):

Year Ending December 31,	Future Amortization Expense
2018	446
2019	808
2020	727
2021	397
2022	57
Thereafter	40
Total	2,475

As mentioned in Note 2 – Summary of Significant Accounting Policies, some of our intangible assets are not amortized either due to the nature of the asset or due to legal rights not yet issued. The carrying value of these assets not subject to amortization is as follows (in thousands):

	June 30, 2018	December 31, 2017
Internal-use software in process	$693	$1,172
Trademarks	30	24
Patents	72	59
Domain	80	80
Total carrying value not subject to amortization	$875	$1,335

11. Stock-based Compensation and Other Employee Benefits

Stock-based Compensation

Under our Stock Option and Grant Plan, we may grant unrestricted and restricted stock awards, restricted stock units, or options to purchase shares of common stock to employees, executives, directors, and consultants. An aggregate of 4,600,000 shares of Class A common stock have been authorized for issuance under the Stock Option and Grant Plan as of June 30, 2018 and as of December 31, 2017. The Company has issued both Restricted Stock Grants and Restricted Stock Options as of June 30, 2018.

The restricted stock granted through June 30, 2018 generally follows a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant shares or options with different terms.

A summary of shares granted, unvested shares, and share forfeitures at June 30, 2018 and December 31, 2017 is as follows (dollars in thousands, except per share value amounts):

	Stock Awards Issued & Outstanding	Weighted Average Fair Value Per Share	Aggregate Intrinsic Value
Restricted at, December 31, 2017	828,181	$3.59	$2,971
Shares granted	-
Vested and converted to unrestricted shares	(220,303)
Forfeited shares	(40,001)
Restricted at, June 30, 2018	567,877	$3.92	$2,226

F-21

We have issued restricted stock options in the year ended 2017 only. These options generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 1/36 vest monthly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future options with different terms. During the period ended June 30, 2018, we issued 0 stock options. There were 2,500 options forfeited during the period ended June 30, 2018. There were 2,367 options vested during the period ended June 30, 2018.

The restricted stock units issued through June 30, 2018 generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The restricted stock units are also subject to performance based vesting, and shall only satisfy this requirement on the first of the following to occur: (i) immediately prior to a Company sale event or (ii) the Company’s Initial Public Offering. During the period ended June 30, 2018, we issued 163,500 stock units. There were no units forfeited during of the period ended June 30, 2018.

The Company recognized approximately $539,000 and $570,000 of stock-based compensation expense related to all of the above stock awards during the six months ended June 30, 2018 and 2017, respectively. As of June 30, 2018 and December 31, 2017, total unrecognized compensation cost was approximately $2,164,000 and $2,738,000, respectively, and these costs are expected to be recognized over the next 4 years.

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from restricted stock units due to the full valuation allowance during 2017 and 2016.

Simple IRA Plan

The Company maintains an employer-sponsored simple IRA plan that covers all of our employees. Participants may elect to contribute any portion of their annual compensation up to the maximum limit imposed by federal tax law. The Company makes matching contributions equal to 100% of an eligible employee’s elective deferral up to 3% of that employee’s compensation. During the six months ended June 30, 2018 and June 30, 2017, the Company made matching contributions of approximately $72,000 and $64,000, respectively.

12. Stockholders’ Equity

Preferred Stock

The outstanding shares of convertible preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the Company’s Certificate of Incorporation. All such events require approval of the Board; however, in such events, all holders of equal or more subordinate equity instruments would also be entitled to receive the same form of consideration after any liquidation preferences. Therefore, based on the guidance of ASC 480-10-S99 – Distinguishing Liabilities from Equity, the non-redeemable convertible preferred stock has been classified within stockholders’ equity on the consolidated balance sheets. The significant terms of outstanding Series A are as follows:

Conversion – Each share of Series A is convertible, at the option of the holder, initially, into one share of Class A common stock (subject to adjustments for events of dilution). Each share of convertible preferred stock will automatically be converted upon: (i) the election of a majority of the outstanding shares of such series of preferred stock; or (ii) the consummation of an underwritten registered public offering with aggregate proceeds in excess of $35 million (a “Qualified Public Offering”). The Company’s Certificate of Incorporation contains certain anti-dilution provisions, whereby if the Company issues additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. The Company determined that while its convertible preferred stock contains certain anti-dilution features, the conversion feature embedded within its convertible preferred stock does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

Liquidation preference – Upon any liquidation, winding up or dissolution of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment shall be made to the holders of any common stock, the holders of convertible preferred stock shall be entitled to receive, by reason of their ownership of such stock, an amount per share of Series A equal to $2.1872 (as adjusted for stock splits, recapitalizations and other similar events) plus all declared and unpaid dividends (the “Series A Preferred Liquidation Preference”). However, if upon any such Liquidation Event, our assets are insufficient to make payment in full to all holders of convertible preferred stock of their respective liquidation preferences, then the entire balance of the Company’s assets legally available for distribution shall be distributed with equal priority between the preferred holders based upon the amount of each such holders’ Series A Preferred Liquidation Preference. Any excess assets, after payment in full of the liquidation preferences to the convertible preferred stockholders, are then allocated to the holders of the common stock, pro-rata.

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Dividends – If and when declared by the Board, the holders of Series A and common stock, on a pari passu basis, will be entitled to receive dividends. As of June 30, 2018 and December 31, 2017, we have not declared any dividends on preferred stock or common stock.

Voting rights – Generally, preferred stockholders have one vote for each share of common stock that would be issuable upon conversion of preferred stock. Voting as a separate class, the Series A stockholders are entitled to elect one member of the Board. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board. The remaining two members are elected by the preferred stockholders and common stockholders voting together as a single class on an as-if-converted to common stock basis. The Company has adopted a multi-class common stock structure, pursuant to which each share of Class A common stock will have one vote per share, each share of Class M common stock will have nine votes per share (currently, there are no Class M shares outstanding), and each share of Class F common stock will have ten votes per share.

Common Stock

Class A Common Stock

Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders. As of June 30, 2018 and December 31, 2017, there were 2,886,900 and 2,886,900, respectively, shares issued and 2,489,086 and 2,529,087, respectively, shares outstanding.

Class B Common Stock

On January 19, 2017, the Board of Directors of the Company created a new class of Common Stock, to be designated as Class B Common Stock, consisting of 10,000,000 authorized shares. Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders. Class B Common Stock has a par value of $0.0001 per share. As of June 30, 2018 and December 31, 2017, there were 4,474,379 and 3,584,009, respectively, shares issued and 4,442,740 and 3,567,927, respectively, shares outstanding.

Class F Common Stock

In April of 2014, the Company issued 10,000,000 shares of Class F Common Stock to Daniel Miller and to Benjamin Miller, with a par value of $0.0001 per share. Each share of the Class F Common Stock is entitled to ten (10) votes per share. As of June 30, 2018 and December 31, 2017, respectively, there were 10,000,000 shares of Class F Common Stock issued and outstanding.

Class M Common Stock

On July 5, 2016, the Company issued 18,000,000 shares of Class M Common Stock, at $0.0001 per share, to certain executive officers of the Company (excluding Benjamin Miller, who did not participate) for aggregate cash consideration of $1,800. Each share of the Class M Common Stock is entitled to nine votes per share. The shares are callable by the Company at any time, including upon a vote of a majority of the outstanding Series A converted preferred stockholders. On December 10, 2016, the Company exercised its right to redeem all 18,000,000 outstanding shares of Class M Common Stock for an aggregate cash consideration of $1,800 upon unanimous consent by the Board of Directors. As of June 30, 2018, there were 18,000,000 shares of Class M Common Stock authorized but unissued.

 Investors’ Rights Agreement

We entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors and entities with which certain of our directors are affiliated. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights.

Right of First Refusal and Co-Sale Agreement

We entered into a Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock.

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Voting Agreement

We entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors.

13. Non-Controlling Interests in Consolidated Entities

The non-controlling interests (“NCI”) balance as of June 30, 2018 is detailed below (not in thousands):

	Change in NCI through the six months ended June 30, 2018

Consolidated entity	Member’s equity of NCI as of December 31, 2017	Acquisition or (disposal) of Member’s equity of NCI (1)	Related party interest eliminations (2)	Net income (loss) from NCI	Non-controlling interests balance as of June 30, 2018	Net Income (loss) attributable to Rise Companies from NCI
Fundrise LP	$10,992	$-	$-	$58	$11,050	$1
Fundrise Real Estate Investment Trust, LLC	69,666	7,901	32	3,695	81,294	-
Fundrise Equity REIT, LLC	54,344	14,325	2	421	69,092	-
Fundrise West Coast Opportunistic REIT, LLC	28,193	15,654	3	1,610	45,460	-
Fundrise East Coast Opportunistic REIT, LLC	24,748	15,381	3	548	40,680	-
Fundrise Midland Opportunistic REIT, LLC	24,967	16,618	3	250	41,838	-
Fundrise For-Sale Housing eFund Los Angeles CA, LLC	8,709	13,811	-	254	22,774	-
Fundrise For-Sale Housing eFund Washington DC, LLC	9,570	3,802	-	(104)	13,268	-
Fundrise National For-Sale Housing eFund, LLC	-	3,791	(95)	(45)	3,651
Total	$231,189	$91,283	$(52)	$6,687	$329,107	$1

(1)	Total contributed equity to consolidated entities during the six months ended June 30, 2018, less any amortized offering costs, share redemptions, or distributions.

(2)	Elimination of interests acquired during the six months ended June 30, 2018 by the Company and Fundrise LP in the non-controlling entities.

14. Related Party Transactions

Investments in Sponsored Programs and Notes

Several of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform and have purchased notes and shares of sponsored programs and received related redemptions. All Notes and Sponsored Program investments and redemptions were made in the ordinary course of business and were transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Benjamin Miller, Daniel Miller, Herbert Miller (Messrs. Millers’ father), Haniel Lynn, and Joe Chen, the latter two independent members of the Board of Directors, have each invested in the Notes program, and Benjamin Miller has invested in the Sponsored Programs. In aggregate, the total investment outstanding of these related parties as of June 30, 2018 and December 31, 2017 is approximately $107,000 and $229,000, respectively.

In all cases, these investments and any applicable transactions subsequent to investment were conducted under the same terms as any other investor on the Fundrise Platform and the parties received no special benefits not shared on a pro-rata basis by any Notes holder or investor in Sponsored Programs.

Promissory Grid Note with Fundrise LP

On October 31, 2017, the Company entered into a second amended and restated promissory grid note (the “Second Amended and Restated Promissory Grid Note”), as borrower, with Fundrise LP, as the lender, with a revolving line of credit in the aggregate principal amount of $10.0 million, expiring on January 31, 2019. The Second Amended and Restated Promissory Grid Note replaces the earlier Amended and Restated Promissory Grid Note by and between Fundrise LP and the Company, dated as of March 7, 2017. Interest incurred and principal outstanding on the Promissory Grid Note are considered intercompany transactions and thus eliminated upon consolidation.

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Series A Preferred Stock Financing

The following table summarizes the Series A stock purchased by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member.

	Shares of	Total
	Series A	Purchase
	Stock	Price
WestMill Capital Partners, LLC(1)	368,679	$806,365
Benjamin Miller	249,557	545,825
Daniel Miller	249,557	545,825
Herbert Miller, Patrice Miller, David Miller, Caroline Miller(2)	374,757	448,932

(1)	WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.

(2)	Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A stock purchased by David Miller and 66,883 shares of Series A stock purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

Executive Officers of Our Company

As of the date of these consolidated financial statements, the executive officers of the Company and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Co-Founder, Chief Executive Officer, and Interim Chief Financial Officer
Brandon T. Jenkins	Chief Operating Officer
Kenneth Shin	Chief Technology Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Corporate Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of the Company and has served as Chief Executive Officer and Director of the Company since its inception in March 2012; additionally, he has served as Interim Chief Financial Officer since October 2015.

Brandon T. Jenkins currently serves as Chief Operating Officer of the Company and has served in the same role for the Company since February 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Kenneth Shin currently serves as Chief Technology Officer of the Company and has served in the same role for the Company since its inception in March 2012.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer, and Corporate Secretary of the Company and has served in such capacities for the Company since February 2014.

15. Commitments and Contingent Liabilities

Operating Leases

On September 2, 2016, the Company entered into a four-year lease, expiring November 30, 2020, for new office space in Washington, DC.

The Company also maintains one satellite office in Los Angeles, CA contracted on a month-to-month basis.

Facilities rental expense for the six months ended June 30, 2018 and 2017 was approximately $94,000 and $104,000, respectively. As part of these lease agreements, we currently have pledged approximately $57,000 as security deposits.

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As of June 30, 2018, our future minimum lease payments are as follows for the corresponding calendar years (in thousands):

Year-Ended	Future Minimum Lease Payments
2018	$56
2019	198
2020	213
2021	-
Thereafter	-

Total	$467

Liquidation Support Agreement – Fundrise Equity REIT, LLC

To mitigate the effect of Fundrise Equity REIT, LLC’s lack of assets, revenue, and operating history, Fundrise Advisors has agreed to make a payment to the eREIT of up to $500,000 if the distributions paid upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. The following table details the amount of payment at varying levels of return (in thousands):

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500
17.1% to 18.0%	$400
18.1% to 19.0%	$300
19.1% to 19.9%	$200
20.0% or greater	$0

Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

16. Subsequent Events

Authorization of additional Class B Common Stock shares and change of share price

On August 22, 2018, the Company qualified with the SEC up to 5,000,000 additional shares of Class B Common Stock to be offered to the public pursuant to Regulation A, and raised the share price to $6.60 per share. This continuation of the offering has no minimum investment, and is expected to continue being limited solely to individuals who have invested in the Company's Sponsored Programs.

Launch of 2 Additional Sponsored Programs

On August 22, 2018, each of Fundrise Growth eREIT II, LLC and Fundrise Income eREIT II, LLC qualified offerings with the SEC to offer and sell up to $50 million in common shares to the public pursuant to Regulation A.

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